As filed with the Securities and Exchange Commission on June 27, 2012
Registration No. 001-13202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2011
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the transition period from        to

Commission File Number:  001-13202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nokia Retirement Savings and Investment Plan
Nokia Inc.
200 S. Mathilda Avenue
Sunnyvale, CA 94086

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nokia Corporation
Keilalahdentie 4, P.O. Box 226
FIN-00045 NOKIA GROUP
Espoo, Finland

Nokia Retirement Savings and Investment Plan

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	5

Financial Statements as of December 31, 2011 and 2010 for the years then ended	6

Signature Page	17

Index To Exhibits	18

Consent of Independent Registered Public Accounting Firm	19

Nokia Retirement Savings
and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2011 and 2010

Nokia Retirement Savings and Investment Plan
Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements	4 - 10

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2011	12

Note:	Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Nokia Retirement Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nokia Retirement Savings and Investment Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
June 27, 2012

Nokia Retirement Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value	$547,813,082	$571,848,585

Receivables
Employer contributions	512,476	497,371
Participant contributions	747,043	726,057
Participant Loans	8,056,563	8,259,817

Total assets	557,129,164	581,331,830

Liabilities
Accrued expenses	160,120	144,697

Net assets available for benefits at fair value	556,969,044	581,187,133

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(1,621,750)	(635,636)

Net assets available for benefits	$555,347,294	$580,551,497

The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2011

Investment income
Net appreciation/(depreciation) in fair value of investments	$(41,144,001)
Dividend and interest income	14,341,275

(26,802,726)

Contributions
Employer	24,621,960
Participant	32,329,537
Rollovers	2,166,889

59,118,386

Deductions
Benefits paid to participants	(57,077,969)
Administrative expenses and other	(441,894)

(57,519,863)

Net increase/(decrease) in net assets available for benefits	(25,204,203)

Net assets available for benefits
Beginning of year	$580,551,497

End of year	$555,347,294

The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

1.	Description of Plan

The following description of the Nokia Retirement Savings and Investment Plan (as Amended and Restated 2012) (the “Plan”) provides only general information.  More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the summary plan description, which has been distributed to all Plan participants, and also in the Plan document, which is available to all Plan participants upon request.

General

The Plan is a defined contribution plan that covers eligible employees of Nokia, Inc. (the “Company” or “Nokia”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan’s day-to-day administration.

Eligibility

Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, individuals identified as interns, part-time employees and cooperatives in the payroll system are not eligible to participate in the Plan.

Contributions

Participant contributions take the form of before-tax contributions and are deferred for federal income tax purposes.  The Plan does not allow for voluntary after-tax contributions for employees working in the United States.  Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

Participants may also contribute rollover contributions from other qualified plans.

Participants contribute a percentage of their compensation, as defined in the Plan agreement.  The maximum contribution rate is 50% of eligible compensation of which up to $16,500 (the maximum annual salary deferral contribution limit as set forth by the Internal Revenue Code (the “Code”) for the 2011 plan year (the Plan Year)) may be made pre-tax.  All participants who are eligible to make elective deferrals under the Plan and those who have attained age 50 before the close of the Plan year were eligible to make additional catch-up contributions of up to $5,500 during the Plan Year.

Participant contributions are matched by the Company in cash at the rate of one dollar per dollar up to 8% of the participants’ eligible earnings.  Contributions made by participants and the related company match are invested based on each participant’s election and can be in any combination of investment options under the Plan including Fidelity mutual funds, Nokia ADR shares, and common stocks and other mutual funds through a self-directed brokerage option.  Additional discretionary Employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no additional discretionary contributions for the plan year ended December 31, 2011.

There are no restrictions on moving participant contributions and related Company contributions out of the Nokia stock investment option.

Participant and Company contributions are subject to certain IRS limitations.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contributions, the employer’s matching contribution, an allocation of the employer’s discretionary contribution, if any, and an allocation of investment income from each fund as defined in the Plan agreement.  Plan earnings are allocated to a participant’s account at the rate attributable to the participant’s specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan’s 401(k) committee.  Additionally, the Plan has certain expenses that are deducted from participant accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement.  The loans, maturing at various dates through 2041, are collateralized by the balance in the participant’s account.  The loans bear interest rates that reflect the prime rate for the month when issued and ranged from 3.25 percent to 9.50 percent at December 31, 2011.  Principal and interest is repaid ratably through bi-monthly payroll deductions.  Participant loans are carried at unpaid principal plus accrued interest.

Vesting

Participants vest in employer contributions at a rate of 25% per year of service, reaching full vesting after four years of service.  Participants are always fully vested in their contributions and earnings thereon.

Forfeitures

At December 31, 2011 and 2010, forfeited non-vested accounts totaled $1,519,493 and $1,006,900, respectively.  These accounts will be used to reduce future employer contributions and/or pay Plan administrative fees and certain investment charges.  In 2011, employer contributions were reduced by $1,744,209 and Plan administrative fees and certain investment charges of $409,283 were paid from forfeited non-vested accounts.

Payment of Benefits
Upon termination of employment for reasons other than disability or death, participants’ benefits will be payable as follows (subject to spousal rights, if any):

-	Nokia ADR shares are paid out in cash or certificates as requested by the participant. Fractional shares are paid in cash.

-	A participant whose vested account is more than $1,000 may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70½.

-	A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

Plan Termination

While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination participants will become 100% vested in their accounts.  Assets in the Plan will be distributed in accordance with the Plan document.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States.

Income Recognition and Investment Valuation
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recognized on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

The Plan’s investments are stated at fair value.  The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Investments in Nokia American Depository Shares (“Nokia ADR shares”) and common stocks are valued at quoted market prices on the last business day of the year.  Mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loans consist of the outstanding principal, plus accrued interest, of loans to participants at December 31, 2011 and 2010, which approximates fair value.

The Fidelity Managed Income Portfolio II Fund invests primarily in investment contracts, including guaranteed and security-backed investment contracts.  As required by Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies (“ASC 946”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, the contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As a result, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Fair value of the investment contracts is determined by the fund manager or the fair value of the fund’s investments in externally managed stable value commingled investment funds provided to the fund by external managers of these funds.  Contract value consists of the book value, or cost plus accrued interest, of the underlying investment contracts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a difference fair value measurement at reporting date.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements; and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning after December 15, 2011. The Company is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Level 1	Level 2	Total
Mutual funds	$447,253,317		$447,253,317
Collective investment trust		66,747,833	66,747,833
Common stocks	33,811,932		33,811,932
Total assets at fair value	$481,065,249	$66,747,833	$547,813,082

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Level 1	Level 2	Total
Mutual funds	$454,099,111		$454,099,111
Collective investment trust		64,372,651	64,372,651
Common stocks	53,376,823		53,376,823
Total assets at fair value	$507,475,934	$64,372,651	$571,848,585

Plan Expenses
Expenses incurred by the Plan for audit fees, certain administration fees and certain investment charges are paid by the Plan. All other operating expenses of the Plan are paid by the Company.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments and contributions receivable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Benefits
Benefit distributions to participants are recorded when paid.

Subsequent Events

In 2011 the Plan administrator approved the assets of Navteq to be merged into the Plan.  Participant account balances of $130,633,892 were transferred into the plan in January 2012.  Management evaluated subsequent events through the date the financial statements were issued.

3.	Investments
The following table presents the individual investments of the Plan’s net assets available for benefits at December 31, 2011 and 2010:

	2011		2010
Common Stocks
Nokia ADR shares	$21,005,059		$38,256,405
All other common stocks, primarily domestic, individually
less than 5% of net assets	12,806,873		15,120,418
Total common stock	33,811,932		53,376,823

Collective Investment Trust
Fidelity Managed Income Portfolio II Fund	66,747,833	*	64,372,651	*

Mutual Funds
Allianz NFJ Small Cap Value Fund	51,588,429	*	52,341,059	*
American Balanced Fund	32,751,489	*	33,320,830	*
American Euro Pacific Growth Fund	56,066,893	*	70,431,956	*
American Funds Growth Fund of America	29,979,680	*	34,579,952	*
PIMCO Total Return Fund	66,888,024	*	63,707,073	*
Vanguard Institutional Index Fund	66,294,560	*	68,549,577	*
All other mutual funds, individually less than 5% of net
assets, by asset class:
Large Cap	19,427,351		19,293,820
Mid Cap	18,236,484		18,941,538
Small Cap	24,282,993		23,438,739
Participant Directed Brokerage	14,196,448		13,701,924
Target Date	67,540,966		55,792,643
Total mutual funds	$447,253,317		$454,099,111

Total investments at fair value	$547,813,082		$571,848,585

* Indicates investments that represent 5% or more of the Plan’s net assets available for benefits.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

The Plan’s investments (including investments bought, sold and held during the year) appreciated/(depreciated) in fair value as follows:

Nokia ADR shares	$(21,526,123)
Common stocks	(2,190,067)
Mutual funds	(17,427,811)
Net appreciation/(depreciation) in fair value of investments	$(41,144,001)

At December 31, 2011, approximately 4% of the Plan’s assets are invested in the Nokia ADR shares (7% at December 31, 2010).  The Plan owned 4,357,896 shares with a fair value of $4.82 per share at December 31, 2011 and 3,707,016 shares with a fair value of $10.32 per share at December 31, 2010.

4.	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated November 16, 2009 that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receipt of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5.	Related Party Transactions

The Plan purchased and sold approximately $5,707,067 and $1,445,719 in Nokia ADR shares, respectively, during 2011.  The Nokia ADR shares were purchased/sold in the open market at quoted fair market values at the date of purchase/sale.

The Plan is administered by Fidelity Investments Institutional Operations Company as the recordkeeper and Fidelity Management Trust Company as the trustee.  Accordingly, transactions with the Fidelity Managed Income Portfolio II Fund qualify as party-in-interest transactions.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

6.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$555,347,294	$580,551,497
Adjustment from contract value to fair value for fully benefit-
responsive investment contracts	1,621,750	635,636
Net assets available for benefits per the Form 5500	$556,969,044	$581,187,133

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2011:

2011
Investment income per the financial statements	$(26,802,726)
Add: Reversal of prior year adjustment from contract value to fair value	(635,636)
Add: Adjustment from contract value to fair value at December 31, 2011	1,621,750
Investment income per the Form 5500	$(25,816,612)

7.	Litigation

On April 19, 2010 and April 21, 2010, two individuals filed separate putative class action lawsuits against Nokia and the directors and officers of Nokia, and certain other employees and representatives of the Company, claiming to represent all persons who were participants in or beneficiaries of the Plan who participated in the Plan between January 2, 2008 and the present and whose accounts included investments in Nokia stock.  The plaintiffs alleged that the defendants failed to comply with their statutory and fiduciary duties when they failed to remove Nokia stock as a plan investment option.  The cases were consolidated and an amended consolidated complaint was filed on September 15, 2010.  The amended complaint alleged that the named individuals failed to disclose alleged material adverse facts about Nokia’s business, that the matters significantly increased the risk of Nokia stock ownership, and as a result of that knowledge, the named defendants should have removed Nokia stock as a Plan investment option.  The plaintiffs’ claims were dismissed in their entirety on September 5, 2011.  The plaintiffs’ motion for leave to amend their complaint a second time is pending before the court.  Based upon the information currently available, the Plan does not expect the resolution of any of the matters discussed in this note to have material adverse effect on the Plan’s financial condition.

Supplemental Schedule

Nokia Retirement Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
At December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
	Allianz NFJ Small Cap Value Fund	Mutual fund		$51,588,429
	American Balanced Fund	Mutual fund		32,751,489
	American EuroPacific Growth Fund	Mutual fund		56,066,893
	American Funds Growth Fund of America	Mutual fund		29,979,680
*	Fidelity Managed Income Portfolio II Fund	Collective investment trust		66,747,833
*	Nokia ADR Shares	ADR shares		21,005,059
*	Fidelity Participant Account Interest Bearing Cash	Mutual fund		1,225,327
	PIMCO Total Return Fund	Mutual fund		66,888,025
	Spartan Extended Market Index Fund	Mutual fund		18,236,484
	Vanguard Institutional Index Fund	Mutual fund		66,294,560
	Vanguard Small Growth Institutional Index Fund	Mutual fund		24,282,993
	Vanguard Target Retirement 2005	Mutual fund		2,349,579
	Vanguard Target Retirement 2010	Mutual fund		390,369
	Vanguard Target Retirement 2015	Mutual fund		4,394,961
	Vanguard Target Retirement 2020	Mutual fund		3,429,487
	Vanguard Target Retirement 2025	Mutual fund		13,859,986
	Vanguard Target Retirement 2030	Mutual fund		3,632,875
	Vanguard Target Retirement 2035	Mutual fund		19,901,365
	Vanguard Target Retirement 2040	Mutual fund		4,627,327
	Vanguard Target Retirement 2045	Mutual fund		10,766,112
	Vanguard Target Retirement 2050	Mutual fund		1,212,260
	Vanguard Target Retirement 2055	Mutual fund		118,941
	Vanguard Target Retirement Funds	Mutual fund		2,857,705
	Vanguard Windsor II Fund	Mutual fund		19,427,351
	BrokerageLink	Common stocks and mutual funds		25,777,992
	Subtotal			547,813,082
	Participant Loans	Interest rate varying between 3.25% and 9.50%, maturing at various dates through 2041		8,056,563
				$555,869,645

*	Party-in-interest
**	Not applicable due to investments being participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Nokia Retirement Savings and Investment Plan

Date: June 27, 2012	By:	/s/ Linda Fonteneaux
	Name:	Linda Fonteneaux
	Title:	Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Page Number

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.